October 27, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Pacman Media Inc

Registration Statement on Form S-1 Filed September 15, 2015

File No. 333-202771

Dear Maryse Mills-Apenteng,

This letter sets forth the responses of Pacman Media Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of October 5, 2015.  Each numbered paragraph below responds to the comment having the same number in the October 5, 2015, comment letter.

General

1.

Please amend your registration statement to update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Company has updated our financial       statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

2.

Please revise to provide the disclosure required by Item 404(d) of Regulation S-K.

In response to the Staff’s comment, the Company has provided the disclosure required by Item 404(d) of Regulation S-K, in the Certain Relationships and Related Transactions section.

Summary

The Offering, page 7

3.

We have reviewed your response to prior comment 3; however, we note your disclosure that the amount of net proceeds—if all of the shares are sold—that may be received from this offering is inconsistent with the offering costs listed on page 86.  Please revise the net amount so that it reflects the deduction of offering costs.

In response to the Staff’s comment, the Company has revised the net amount so it reflects the deduction of the offering costs.

Financial Statements

4.

We note your response to prior comment 10 and your revised financial statements. However, your statement of operations on page 60 continues to refer to the year ended October 31, 2013.  Please revise to include the period September 25, 2013 (inception) to October 31, 2013 rather than the year ended October 31, 2013.  Also, revise the periods presented in your statement of cash flows to conform to the periods presented in your statement of operations. Further, the periods covered in the Report of Independent Registered Public Accountant do not include all periods included in your financial statements.  That is, it does not reference the balance sheets as of October 31, 2014 and 2013, and the statements of income, changes in stockholders’ equity and cash flows for the year ended October 31, 2014, the period September 25, 2013 (inception) to October 31, 2013, and the period September 25, 2013 (inception) to October 31, 2014. Please revise.

In response to the Staff’s comment, the Company has revised to answer the following comment.

5.

Clarify why the financial statements starting on page 68 are necessary. Further, clarify why you include the period November 1, 2013 (Inception) to October 31, 2014 when it does not appear that November 1, 2013 was your inception date.

In response to the Staff’s comment, the Company financial statements starting on page 68 where provided in response to comment 17 in comment letter number 2 dated April 10, 2015.

Part II

Other Expenses Of Issuance And Distribution, page 86

6.

You indicate that the expenses associated with the offering are dependent upon whether all of the shares are sold; however, it appears your offering expenses are fixed.  Please revise your disclosure accordingly or advise.

In response to the Staff’s comment, the Company has revised this section to remove the disclosure “that expenses associated with the offering are dependent upon whether all of the shares are sold.”

Exhibits 15 and  23.1

7.

We note your response to prior comment 11 and we reissue our comment.  Please have your independent registered public accountant update the date of its consent relating to its audit report prior to effectiveness of the registration statement.  The consent should be included as Exhibit 23.1. In addition, to the extent you include a review report in your filing, have your independent registered public accountant revise the wording of its acknowledgment letter relating to its review report to conform to the requirements of Item 601(b)(15) of Regulation S-K and Securities Act Rule 436.  The letter should be included as Exhibit 15 and should state that your independent registered public accountant is aware of the inclusion in the registration statement of its report dated June 13, 2015 relating to the unaudited financial statements for the six months ended April 30, 2015, and  it is also aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.  When you update your financial statements pursuant to comment 1 above, please make conforming changes to the acknowledgment letter.

In response to the Staff’s comment, the Company has revised to answer the following comment.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dave Evans

David Mark Evans, Director